Exhibit 99.1

GDEV Founder, Chairman and Chief Executive Officer, Andrey Fadeev Increased Ownership Stake to 37%

March 17, 2026 – Limassol, Cyprus – GDEV Inc. (Nasdaq: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”), today announced that Andrey Fadeev, Chief Executive Officer and Chairman of the Board of Directors, has notified the Company of his purchase of 2,730,384 GDEV ordinary shares from Boris Gertsovskiy, co-founder and former director of the Company, in a private transaction.

Following the transaction, Mr. Fadeev beneficially owns 6,709,391 GDEV ordinary shares, representing 37.0% of the Company's issued and outstanding shares as of December 31, 2025. Mr. Gertsovskiy has divested himself of the entirety of his remaining shareholding in the Company. At the time of the transaction, Mr. Gertsovskiy did not hold any position of employment (including as a director or officer) at GDEV Inc.

The transaction was conducted by Mr. Fadeev solely in a personal capacity and is not connected with his role as Chief Executive Officer and/or Chairman of the Company. The Company was not a party to the transaction and did not act in concert with Mr. Fadeev in any manner in relation thereto.

About GDEV Inc.

GDEV is a gaming and entertainment holding company, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters, Cubic Games, Royal Ark, Game Gears, Light Hour Games among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D, Zombie Miner and others have accumulated over 550 million installs and $2.7 billion of bookings worldwide. For more information, please visit www.gdev.inc

Contacts:

Investor Relations
Roman Safiyulin | Chief Corporate Development Officer
investor@gdev.inc